[redacted]

14049287

PUBLIC *AB 3/24

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH DC
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8-67149

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

WILMINGTON CAPITAL SECURITIES, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

600 Old Country Road – Suite 200

GARDEN CITY,	**NY**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mikes **(TEL) 516-750--6212**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/24/14

OATH OR AFFIRMATION

I, JOHN MIKES, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of WILMINGTON CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
Title

X ______________________ 2/28/14
Notary Public

GAIL LIEDMAN
Notary Public, State of New York
No. 01LI5177794
Qualified in Nassau County
Commission Expires 11/19/2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUBLIC

WILMINGTON CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

WILMINGTON CAPITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Current assets:	
Cash and cash equivalents	$ 624,654
Deposit with clearing broker	440,000
Securities owned - at market value	1,167,007
Other receivables	28,768
Total current assets	2,260,429
Other assets:	
Non-marketable securities, at market value	132,778
Convertible note receivable	29,149
Prepaid expenses	6,081
Security deposit	13,251
Total other assets	181,259
Total assets	$ 2,441,688
LIABILITIES AND CAPITAL	
Liabilities:	
Current liabilities:	
Accounts payable	$ 9,215
Accrued expenses	284,445
Deferred revenue	11,338
Due to clearing broker	890,258
Total liabilities	$ 1,195,256
Capital	1,246,432
Total liabilities and capital	$ 2,441,688

The accompanying notes are an integral part of this statement.

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. Statement of Significant Accounting Policies:

Organization:

Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company), was organized under the laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options and private placements of securities to public customers.

Concentration of Risk:

As of December 31, 2013, the Citibank bank statement indicated a balance of $752,857. Of this amount, $752,849 is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2013 up to $250,000. The amount above FDIC coverage at December 31, 2013 is $502,857.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

1. Statement of Significant Accounting Policies (continued):

Security Transactions and Revenue Recognition:

For transparency, matching and convenience, the Company chooses to recognize trading revenue and record transactions on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Generally Accepted Accounting Principles (GAAP) requires revenue to be recorded on a trade date basis. As the company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2013 the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Leases:

In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which is due to expire on February 29, 2013. This lease was amended on December 12, 2011 to extend the lease period through February 28, 2017. The monthly rent payments will be $5,429 through February 2013, $5,646 through February 2014, $5,872 through February 2015, $6,107 through February 2016, and $6,351 through February 2017. Future minimum lease payments are as follows:

Year Ended December 31,	
2014	72,030
2015	74,831
2016	77,745
2017	14,720
	$239,326

1. Statement of Significant Accounting Policies (continued):

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is :

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the

1. Statement of Significant Accounting Policies (continued):

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes:

The Company has elected to be taxed as a corporation and is part of a group that files a consolidated Federal income tax return with its parent company, Wilmington Capital Group Inc., but files separately for state purposes. For Federal purposes, income taxes are provided for "as if" the Company files a separate tax return. The income tax provision as of December 31, 2013 was $78,341 calculated at current Federal and State tax rates.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Clearing Deposit:

The company is required to maintain a security deposit of $440,000 with RBC Correspondent Services. The company was in compliance at December 31, 2013.

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013

3. Net Capital Requirements:

Wilmington Capital Securities, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, Wilmington Capital Securities, LLC (A Limited Liability Company) had net capital of $922,547 after adjustments for non-allowable assets, which was $822,547 in excess of its required net capital. Wilmington Capital Securities, LLC (A Limited Liability Company)'s net capital ratio was .3306 to 1.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

5. Fair Value Measurements of Securities:

The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2013, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurement at December 31, 2013 using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-marketable securities, at market value	$132,778	$ –	$ –	$132,778
Securities owned, at market value	$1,167,007	$5	$1,167,002	$ –

6. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Non-marketable securities, at market value:

The investment in non-marketable securities represents warrants received by the company earned in various private placements deals that the company was involved in. These warrants were valued at the time of issue less certain discounts and adjusted to their market value at December 31, 2013. The discounts varied depending upon the level of restrictions and holding periods of each warrant. The value of the warrants at the time of issue was recorded as underwriting income in the financial statements.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wilmington Capital Securities, LLC
600 Old Country Road – Suite 200
Garden City, NY 11530

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC, as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 15, 2014